Zarlink Announces Recommencement of
Normal Course Issuer Bid

OTTAWA, CANADA, June 3, 2011 – Zarlink Semiconductor Inc. (TSX:ZL) today announced that the Toronto Stock Exchange (TSX) has approved the common share buyback program authorizing the Company to repurchase up to 11,803,556 common shares, representing approximately 10 percent of its public float of 118,035,560 common shares as of May 31, 2011. As at May 31, 2011, Zarlink had 121,660,551 issued and outstanding common shares.

The NCIB will allow Zarlink to repurchase up to 10 percent of its public float of common shares using available cash during a 12-month period from June 7, 2011 to June 6, 2012. The timing and exact number of common shares purchased under the bid will be at Zarlink’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased by Zarlink under the bid will be cancelled.

Purchases under the bid will be made at the prevailing market price through the facilities of TSX. The average daily trading volume of Zarlink over the last six complete calendar months was 420,301 common shares (the “ADTV”). Under TSX rules, Zarlink may purchase up to 25% of the ADTV (or 105,075 common shares) per trading day. To the knowledge of Zarlink, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with Zarlink, currently intends to sell common shares under the issuer bid.

Zarlink purchased, through the facilities of TSX, 1,241,300 common shares out of a maximum permitted amount of 11,874,330 common shares under a previous normal course issuer bid which will expire on June 7, 2011 at an average price of $1.98 per share. All common shares purchased by Zarlink under the bid were cancelled.

“Continuing the common share repurchase program emphasizes our belief in the long-term value of Zarlink and our commitment to unlock shareholder value,” said Mr. Adam Chowaniec, Chairman of the Board, Zarlink Semiconductor.

Zarlink may enter into an automatic share purchase plan with a broker in order to facilitate repurchases of its common shares under its normal course issuer bid. Under the automatic share purchase plan, Zarlink's broker may repurchase common shares under the normal course issuer bid at any time including, without limitation, when Zarlink would ordinarily not be permitted to due to possession of material non-public information or blackout periods imposed by Zarlink on insiders. Purchases would be made by Zarlink's broker based upon the parameters prescribed by the TSX and applicable Canadian and United States securities laws and the terms of the parties' written agreement.

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com